February 20, 2014	News Release 14-05
SILVER STANDARD REPORTS FOURTH QUARTER AND YEAR-END 2013 RESULTS
VANCOUVER, B.C. - Silver Standard Resources Inc. (NASDAQ: SSRI) (TSX: SSO) (“Silver Standard”) reports consolidated financial results for the fourth quarter and year ended December 31, 2013.

“2013 was a positive year for our Company, notwithstanding the lower silver price environment.” said John Smith, President and CEO. “We delivered strong results at our Pirquitas mine through our restructuring program, achieving significantly lower cash costs for the year. This was done in addition to completing the deepening of the San Miguel pit, which lowers the future mine strip ratio. These activities position us for higher production and lower costs in 2014. We also maintained our strong balance sheet through our convertible note raising, asset sales and disciplined cost management enabling us to acquire the Marigold mine in 2014, a transformational growth opportunity.”
Full-Year Highlights:
(All figures are in U.S. dollars unless otherwise noted)

▪	Delivered strong production at Pirquitas: Produced 8.2 million ounces of silver, in line with guidance, and a record 27.0 million pounds of zinc.

▪
Achieved lower cost profile: Successful restructuring program resulted in cash costs of $12.87 per payable ounce of silver sold, down 24% from the $16.88 reported in 2012 and below 2013 guidance range. Instituted cost discipline throughout the organization.

▪	Added to a strong liquidity position: Completed a $265 million convertible note offering and asset sales contributing to our cash balance of $415.7 million as at December 31, 2013.

▪	Realigned Pitarrilla development: Deferred the construction decision for the larger capital, open pit project and initiated review of lower capital, underground project option.

▪	Created value through our portfolio: Completed the sale of the San Agustin project for cash and shares valued in excess of $70 million pre-tax.

▪	Advanced project portfolio: Commenced drill permitting for the Bonita Zone at San Luis in Peru and initiated drill program at San Luis del Cordero in Mexico.

▪	Recognized impairment: Recognized non-cash, pre-tax impairment charge and write-downs of $225.7 million related to Pirquitas, exploration projects and assets held for sale.

▪	Strengthened senior management team: Continued to add capability and experience in the areas of operations, development and safety.

▪	Upgraded our portfolio and production profile: Subsequent to year end, announced the acquisition of the Marigold mine in Nevada, U.S. for $275 million in cash.

Pirquitas Mine, Argentina

Summary Mine Operating Statistics
		Q1 2013	Q2 2013	Q3 2013	Q4 2013	Full Year 2013	Full Year 2012
Total material mined	Kt	4,210	4,471	4,465	4,277	17,423	17,528
Ore milled	Kt	396	365	394	420	1,575	1,623
Silver mill feed grade	g/t	207	216	215	228	217	217
Zinc mill feed grade	%	0.92	1.53	1.91	2.12	1.63	0.74
Silver recovery	%	76.3	74.8	74.6	73.9	74.9	76.3
Zinc recovery (zinc con.)%		41.1	46.0	47.0	53.0	48.0	38.0
Silver produced	'000 oz	2,017	1,890	2,028	2,281	8,216	8,624
Zinc produced (zinc con.)	'000 lbs	3,323	5,589	7,818	10,307	27,037	11,171
Silver sold	'000 oz	2,018	2,207	1,969	2,499	8,693	9,383
Zinc sold (zinc con.)	'000 lbs	2,147	2,217	4,952	14,208	23,524	8,465
Realized silver price	US$/oz	30.68	22.47	21.38	20.79	23.77	31.33
Cash costs (1)	US$/oz	13.58	13.03	13.32	11.75	12.87	16.88
Total costs (1)	US$/oz	20.06	20.05	21.24	17.75	19.68	24.42

(1)
We report non-GAAP cost per payable ounce of silver sold to manage and evaluate operating performance at the Pirquitas mine. See "Cautionary Note Regarding Non-GAAP Measures". Information has been restated as discussed in section 14 of the Management's Discussion and Analysis of the Financial Position and Results of Operations for the year ended December 31, 2013 ("MD&A").

Mine production

The Pirquitas mine produced 2.3 million ounces of silver during the fourth quarter of 2013, which is a 12.5% quarter-on-quarter improvement and reflects higher average head grade and mill throughput. During 2013, the mine produced 8.2 million ounces of silver, lower than the 8.6 million ounces produced in 2012, mainly due to more oxidized and transitional ore in the mill feed.

The Pirquitas mine produced 10.3 million pounds of zinc in zinc concentrate in the fourth quarter of 2013, a 31.8% quarter-on-quarter improvement and the highest quarterly zinc production result in the history of the mine. In 2013, the Pirquitas mine produced a record 27.0 million pounds of zinc in zinc concentrate, reflecting higher zinc grades as we mined more of the zinc-rich Potosi area of the San Miguel open pit, combined with improved recoveries.

Approximately 420,000 tonnes of ore were milled during the fourth quarter of 2013, compared to 394,000 tonnes in the third quarter of 2013. Ore was milled at an average rate of 4,567 tonnes per day during the quarter, 14.2% above the mill’s nominal design. This compares to an average milling rate of 4,283 tonnes per day in the third quarter. The fourth quarter mill processing rate demonstrates the return to average annual mill rates comparable to 2012.

Ore milled during the fourth quarter of 2013 contained an average silver grade of 228 g/t, compared to 215 g/t reported in the third quarter, due to improved jig plant performance. The average silver recovery rate of 73.9% was largely in line with the third quarter recovery rate of 74.6% and average recovery at 74.9% for the full year 2013.

Mine operating costs

Cash costs per ounce and total cost per ounce are non-GAAP financial measures. See "Cautionary Note Regarding Non-GAAP Measures."

Early in 2013, we commenced a cost reduction initiative at the Pirquitas mine, which continued through the rest of the year and will continue into 2014 as part of a continuous improvement process. The main focus has been on replacing third party contract services, reducing staffing and implementing operational controls at the plant and mine to drive efficiencies.

Cash costs, which include cost of inventory (excluding adjustments for write downs and one-off restructuring costs), treatment and refining costs, and by-product credits, were $12.87 per payable ounce of silver sold in 2013 compared to $16.88 per payable ounce of silver sold in 2012. Cash costs in 2013 benefited from lower operating costs and more favorable concentrate sales terms compared to 2012. The decline in cash costs was also a result of the adoption of the interpretation on accounting for waste removal costs issued by the IFRS Interpretation Committee ("IFRIC") - IFRIC 20, the impact of which commenced as of January 1, 2012. As a result of the adoption of this new accounting standard, mining costs were removed from stockpile inventory and capitalized as a Stripping Activity Asset. Inventory sold in 2013 was at a lower per unit cost compared to 2012 as the majority of concentrate sold included previously incurred stripping costs. As we progressed through 2012 and into 2013, the effect of capitalizing stripping costs reduced the weighted average cost of finished goods inventory and hence reduced cost of inventory, on a per payable ounce basis.

Total costs, which add silver export duties, depreciation, depletion and amortization to cash costs, were $19.68 per payable ounce of silver sold in 2013 compared to $24.42 per payable ounce of silver sold in 2012. Depletion, depreciation and amortization was lower in 2013 compared to 2012 largely due to the asset impairment recorded in the second quarter. The main driver for the decrease in total costs, however, is related to the reduction in cash costs, as discussed above.

Mine sales

We sold 8.7 million ounces of silver in 2013, compared to 9.4 million ounces in 2012. Sales exceeded production as we drew down existing inventory balances. We also sold 23.5 million pounds of zinc in 2013, well in excess of the 8.5 million pounds sold in 2012, due to the increase in zinc production through 2013.

Exploration at Pirquitas

During 2013, we completed the Preliminary Economic Assessment ("PEA") on the Cortaderas deposit to assess the economic opportunity of underground mining at Cortaderas and extend the Pirquitas mine life. The PEA confirmed that the underground mining opportunity is technically and economically possible, but due to the current business environment in Argentina, metal price environment and our spending controls, we are not advancing to a pre-feasibility level study at this time, but will continue to monitor the situation closely.

The Cortaderas deposit of silver-zinc mineralization is located approximately 500 metres north of the San Miguel open pit and is estimated to contain 3.6 million tonnes of Indicated Mineral Resources averaging 137 g/t silver at a silver cut-off grade of 50 g/t, for 15.6 million ounces of contained silver. In addition, there are an estimated 2.7 million tonnes of Inferred Mineral Resources averaging 162 g/t at a silver cut-off grade of 50 g/t, that contains 14.1 million ounces of silver. The Mineral Resources estimate for the Cortaderas area as of December 31, 2012 was completed by Jeremy D. Vincent B.Sc. (Hons), P.Geo, in accordance with the standards of Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the definition standards of the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”).

For a complete description of the key assumptions, parameters and methods used to estimate the Mineral Resources, please refer to the technical report dated December 23, 2011 and entitled “NI 43-101 Technical Report on the Pirquitas Mine, Jujuy Province, Argentina”.

Outlook

This section of the news release provides management's production and cost estimates for 2014. Major capital and exploration expenditures are also discussed. See "Cautionary Note Regarding Forward-Looking Statements."
Our production and cost guidance, as detailed below, relates solely to our Pirquitas mine and exploration and development activities. Our guidance for 2014 will be adjusted for the recently announced acquisition of the Marigold mine upon close of the transaction and development of production, operating and capital budgets for the remainder of the year.

Our production and cost guidance for 2014 is:

▪	Produce and sell 8.2 to 8.6 million ounces of silver.

▪	Produce and sell 25 to 30 million pounds of zinc.

▪	Cash costs of between $12.50 and $13.50 per payable ounce of silver sold.

▪	Capital expenditures of $15 million at Pirquitas, including $6 million for tailings facility expansions.

▪	Capitalized stripping costs at Pirquitas of $5 million.

▪	Exploration and development expenditures of $22 million.

Subsequent to the end of 2013, the Argentine peso has seen a significant devaluation, well above the pace of devaluation through 2013, as the government reduced intervention and relaxed capital controls. We are still assessing the impact of this devaluation on the Pirquitas mine. The devaluation will reduce the value of our Argentine peso denominated assets, principally cash and value added tax ("VAT") receivables, and decrease Argentine peso denominated liabilities, principally accounts payable, when expressed in U.S. dollars, our reporting currency. The devaluation is expected to positively impact our Argentine-based operating costs when expressed in U.S. dollars, but we remain cautious of the impact the devaluation will have on inflation rates in the country, which would negatively impact our operating cost structure. We remain active in managing our exposure and risk and our cash resources in Argentina at present are limited.

Financial Results

Mine Operations

▪
Revenues were $174.7 million in the year ended December 31, 2013, compared to $241.1 million in the year ended December 31, 2012. Cost of sales was $169.5 million, including $41.8 million non-cash depletion, depreciation and amortization, in the year ended December 31, 2013. This compares to a cost of sales of $183.0 million and non-cash depletion, depreciation and amortization of $43.3 million in the year ended December 31, 2012.

▪	Mine operations at Pirquitas earned $5.2 million in the year ended December 31, 2013, compared to $58.1 million in the year ended December 31, 2012.

Net Income

▪
Net loss of $225.0 million, or $2.79 per share, in the year ended December 31, 2013, compared to net earnings of $55.3 million or $0.69 per share in the year ended December 31, 2012. The lower net earnings in 2013 are principally due to pre-tax impairment charges and inventory write-downs of $225.7 million.

Liquidity

▪
Cash and cash equivalents were $415.7 million at December 31, 2013, compared to $366.9 million as of December 31, 2012. Working capital was $584.1 million at December 31, 2013, compared to $350.9 million at December 31, 2012.

Selected Financial Data
(US$000's, except per share amounts)

This summary of selected financial data should be read in conjunction with our MD&A and our audited consolidated financial statements for the years ended December 31, 2013 and December 31, 2012.

	Three Months Ended December 31		Year Ended December 31
	2013	2012	2013	2012
Revenue	49,026	86,778	174,686	241,120
Income from mine operations	3,985	24,102	5,184	58,105
Operating (loss) income	(2,602)	13,488	(224,715)	21,741
Net income (loss) for the period	29,813	22,948	(224,997)	55,328
Basic earnings (loss) per share	0.37	0.28	(2.79)	0.69
Cash generated by operating activities	14,516	19,329	19,472	37,993
Cash generated by (used in) investing activities	12,094	(2,852)	(76,585)	2,251
Cash generated by financing activities	—	—	118,160	618

Financial Position	December 31, 2013		December 31, 2012
Cash and cash equivalents	415,657		366,947
Current assets - total	688,203		565,724
Current liabilities - total	104,124		214,813
Working capital	584,079		350,911
Total assets	1,191,241		1,317,847

Principal Projects

Pitarrilla, Mexico

Capitalized expenditures at our wholly-owned Pitarrilla project located in the State of Durango, Mexico during 2013 amounted to $9.5 million compared to $23.9 million in 2012.

The key objective of 2013 was to progress the Pitarrilla open pit project towards a construction decision by the end of the year. Through the first three quarters of the year, we were successful in progressing key areas of the project, while reducing project risk in critical areas, achieving the following:

▪
Entered into surface land use agreements over two parcels of land and received government approval of the 30-year temporary occupation application providing surface access to the last critical surface property needed to develop the Pitarrilla project. Our occupation could still, however, be subject to legal appeal;

▪	Submitted the final Project EIA to the Mexican Ministry of Environment and Natural Resources (SEMARNAT);

▪	Completed a 10-tonne pilot plant test program on oxide and mixed oxide-sulphide (transitional) material;

▪	Advanced work on the access road, finalized construction of the initial project landfill and conducted an evaluation of water sources;

▪	Undertook technical discussions and explored options with potential suppliers of mobile equipment for the mine and other equipment suppliers; and

▪	Appointed financial advisors, and entered into discussions with potential partners.

In October 2013, the Mexican government enacted significant changes to the mining tax and royalty regime and introduced other fiscal measures which have significant impacts on the mining industry. Given the significance of these changes we deferred the open pit construction decision, suspended the joint venture process, placed project activities on hold and initiated a thorough review of the mine and plant options at the Pitarrilla project. We commenced a revision of various options for the project that could lead to a lower capital, smaller starter project with a meaningful production level without compromising the future option of the original larger open pit project. The initial focus of this work is on a 3,000 to 4,000 tonnes per day underground operation, targeting the higher grade, deeper sulphides at or below the bottom of the open pit project.

On February 14, 2014 we were advised that SEMARNAT did not approve the EIA for the Pitarrilla open pit mine, primarily because sufficient water rights could not be secured.  Our ability to secure water rights are currently limited due to a temporary moratorium on subterranean water exploitation imposed in April 2013 in connection with uncontrolled and over exploited aquifers located throughout Mexico. For the Pitarrilla underground development option, the water requirements are significantly less and previous studies have shown that no external water sourcing is required.

San Luis, Peru

Capitalized expenditures at our wholly-owned San Luis project located in the Ancash Department, Peru, during 2013 amounted to $6.4 million compared to $7.9 million in 2012.

The San Luis project comprises a 35,000 hectare area which includes several vein systems across an area of land whose surface rights are held by two separate communities, Ecash and Cochabamba. A feasibility study was completed on the Ayelén vein and the EIA was approved in 2012. The execution of the mining project requires land access negotiations to be completed with both communities. To date we have only reached an agreement with the Cochabamba community while negotiations are continuing with the Ecash community. We have also identified an additional potential high grade gold vein target, the Bonita Zone, which is located entirely within the area held by Cochabamba and have a 5,000 metre drill program planned and budgeted for 2014.

In 2013, we signed a five-year extension agreement with the community of Cochabamba granting us access rights to conduct exploration activities on the community lands that cover the southwestern sector of the San Luis mineral property. This extension enables us to complete exploration work on the Bonita Zone. Exploration permits for the Bonita Zone target have been received and, once a water permit is received, we will commence exploration drilling in the first half of 2014, upon the conclusion of the Peruvian rainy season.

We continue to negotiate with the Ecash community in order to reach alignment on a benefits and surface use agreement over the remaining surface rights required for the Ayelén vein project. The completion of this land access agreement will enable permit applications to be submitted and a development decision to be made.

Other Exploration Projects

Under current fiscal conditions, we have minimized capital available for non-core exploration activities, and during 2013, we completed a detailed appraisal of our large property portfolio to determine which properties to advance along with our corporate strategy, and which properties to relinquish. This resulted in the sale of the San Agustin property in Mexico in 2013 and the completion of the sale of the Challacollo property in Chile subsequent to the year end, and the relinquishment of several other properties in Mexico and the United States in 2013.

Parral, Mexico

We hold four mineral properties in the mining district of Parral in the southern Chihuahua State, Mexico and are evaluating them for their potential to yield economic silver deposits. Our ongoing exploration of these properties has involved detailed geological mapping and sampling of outcroppings that host silver-bearing quartz veins and veinlets.

San Luis del Cordero, Mexico

We have an option agreement with respect to the San Luis del Cordero property in Durango, Mexico, under which we can earn a 51% interest in the property by drilling a minimum of 4,000 metres within the first year, making total cash payments of $1.5 million, and incurring exploration expenditures totaling $3.5 million over the three-year term of the agreement. During the fourth quarter of 2013 and into early 2014, we completed a 5,500 meter drill program in 15 holes and we are currently considering our options for the property.

Mineral Reserves and Resources

At December 31, 2013, Proven and Probable silver Mineral Reserves totaled 554 million ounces. The decrease in Mineral Reserves from 566 million ounces at December 31, 2012, is largely driven by milling depletion at the Pirquitas mine. Measured and Indicated silver Mineral Resources (inclusive of Mineral Reserves) at year end totaled 1,131 million ounces and Inferred silver Mineral Resources totaled 297 million ounces. See Table 1 for details of our Mineral Reserves and Mineral Resources by project.

Qualified Person
The scientific and technical data contained in this news release has been reviewed and approved by Andrew W. Sharp, B.Eng., FAusIMM, a Qualified Person under National Instrument 43-101-Standards of Disclosure for Mineral Projects (“NI 43-101”) and our Vice President, Technical Services.

Risks and Uncertainties

For information regarding the risks and uncertainties affecting our business, please refer to the section entitled "Other Risk and Uncertainties" in our MD&A, which is available at www.sedar.com, the EDGAR section of the SEC website at www.sec.gov, and on our website at www.silverstandard.com.

Management Discussion & Analysis and Conference Call

This news release should be read in conjunction with our audited consolidated financial statements and the MD&A as filed with the Canadian Securities Administrators and available at www.sedar.com or our website at www.silverstandard.com.

▪	Conference call and webcast: Friday, February 21, 2014, at 11:00 a.m. EST.

Toll-free in North America:	+1 (888) 429-4600
All other callers:	+1 (970) 315-0481
Webcast:	http://ir.silverstandard.com/events.cfm

▪	The conference call will be archived and available at www.silverstandard.com.
Audio replay will be available for one week by calling:

Toll-free in North America:	+1 (855) 859-2056, replay conference ID 27274498
All other callers:	+1 (404) 537-3406, replay conference ID 27274498

SOURCE: Silver Standard Resources Inc.
For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
Silver Standard Resources Inc.
Vancouver, B.C.
N.A. toll-free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@silverstandard.com

Cautionary Note Regarding Forward-Looking Statements:

Statements in this news release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to, among other things: the proposed acquisition of the Marigold mine, future production of silver and other metals; future costs of inventory and cash costs per payable ounce of silver; the prices of silver and other metals; the effects of laws, regulations and government policies affecting our operations or potential future operations; future successful development of our projects; the sufficiency of our current working capital, anticipated operating cash flow or our ability to raise necessary funds; estimated production rates for silver and other payable metal produced by us; timing of production and the cash and total costs of production at the Pirquitas mine;

the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from our mining projects including future sales of the metals, concentrates or other products produced by us; and our plans and expectations for our properties and operations.

These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: obtaining all required third party regulatory and governmental approvals to the proposed acquisition of the Marigold mine and the satisfaction or waiver of all other conditions to completion of the proposed acquisition; our ability to successfully integrate an announced acquisition; uncertainty of production and cost estimates for the Pirquitas mine, the Pitarrilla project and the San Luis project; future development risks, including start-up delays and operational issues; our ability to replace Mineral Reserves; our ability to obtain adequate financing for further exploration and development programs; commodity price fluctuations; the possibility of future losses; general economic conditions; the recoverability of our interest in Pretium Resources Inc. (“Pretium”), including the price of and market for Pretium's common shares; counterparty and market risks related to the sale of our concentrates and metals; political instability and unexpected regulatory change; potential export tax on production from the Pirquitas mine; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; uncertainty in acquiring additional commercially mineable mineral rights; lack of suitable infrastructure or damage to existing infrastructure; our revenue being derived from a single operation; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits we have obtained; increased costs and restrictions on operations due to compliance with environmental laws and regulations; reclamation requirements for our exploration properties; unpredictable risks and hazards related to the development and operation of a mine or mine property that are beyond our control; governmental regulations, including environmental regulations; non-compliance with anti-corruption laws; complying with emerging climate change regulations and the impact of climate change; uncertainties related to title to our mineral properties and the ability to obtain surface rights; our insurance coverage; civil disobedience in the countries where our properties are located; operational safety and security risks; actions required to be taken by us under human rights law; currency fluctuations; competition for mining services and equipment; competition in the mining industry for properties, qualified personnel and management; shortage or poor quality of equipment or supplies; our ability to attract and retain qualified management to grow our business; compliance with the requirements of the Sarbanes-Oxley Act of 2002; our adoption of IFRIC 20; tightened controls over the VAT collection process in Argentina; increased regulatory compliance costs related to the Dodd-Frank Wall Street Reform and Consumer Protection Act; conflicts of interest that could arise from some of our directors' and officers' involvement with other natural resource companies; claims and legal proceedings, including adverse rulings in current or future litigation against us and/or our directors or officers; potential difficulty in enforcing judgments or bringing actions against us or our directors or officers outside Canada and the United States; certain terms of our convertible notes; and those other various risks and uncertainties identified under the heading “Risk Factors” in our most recent Form 40-F and Annual Information Form filed with the U.S. Securities and Exchange Commission (the “SEC”) and Canadian securities regulatory authorities.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Assumptions have been made regarding, among other things, our ability to carry on our exploration and development activities, our ability to meet our obligations under our property agreements, the timing and results of drilling programs, the discovery of Mineral Resources and Mineral Reserves on our mineral properties, the timely receipt of required approvals and permits including obtaining the necessary surface rights for the lands required for successful project permitting, construction and operation of the Pitarrilla project, the price of the minerals we produce, the costs of operating and exploration expenditures, our ability to operate in a safe, efficient and effective manner, our ability to obtain financing as and when required and on reasonable terms and our ability to continue operating the Pirquitas mine. You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management's assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors:

This news release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this news release is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made.

Cautionary Note Regarding Non-GAAP Measures:

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards ("IFRS"), including cost of inventory, cash costs and total costs per payable ounce of silver sold and adjusted net income (loss) and adjusted basic earnings (loss) per share. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP measures should be read in conjunction with our audited consolidated financial statements.

Table 1. Mineral Reserves and Resources

(As of December 31, 2013)

	Location	Resource Category	Tonnes millions	Silver g/t	Gold g/t	Lead %	Zinc %	Copper%	Silver Ounces (millions)	Gold Ounces (millions)
MINERAL RESERVES:

Pirquitas	Argentina	Proven	7.1	208.0			0.55		47.3
		Probable	2.9	179.0			1.28		16.6
		Stockpiles*	1.1	125.0			1.39		4.5

Pitarrilla	Mexico	Probable	156.6	95.1		0.29	0.79		478.7

San Luis	Peru	Proven	0.06	604.5	28.3				1.1	0.05
		Probable	0.45	426.2	16.7				6.1	0.24

MEASURED AND INDICATED MINERAL RESOURCES (INCLUSIVE OF RESERVES):

Pirquitas	Argentina	Measured	7.9	210.0			0.35		53.2
		Indicated	19.2	162.0			1.73		100.2
		Stockpiles**	1.1	125.0			1.39		4.5

Pitarrilla	Mexico	Measured - Ag	20.3	95.4					62.3
		Indicated - Ag	240.0	81.9					632.2
		Indicated - Pb/Zn	260.3			0.32	0.72

San Luis	Peru	Measured	0.06	757.6	34.3				1.3	0.06
		Indicated	0.43	555.0	20.8				7.7	0.29

Diablillos	Argentina	Indicated	21.6	111.0	0.9				77.1	0.64

Berenguela	Peru	Indicated	15.6	132.0				0.92	66.1

Candelaria	U.S.	Measured	3.1	152.2	0.1				15.1	0.01
		Indicated	9.3	97.4	0.1				29.0	0.03

Maverick Springs (100% of Ag)	U.S.	Indicated	63.2	34.3					69.6

Sunrise Lake	Canada	Indicated	1.5	262.0	0.7	2.39	5.99		12.8	0.03

INFERRED MINERAL RESOURCES:

Pirquitas	Argentina	Inferred	5.4	162.0			2.38		28.3

Pitarrilla	Mexico	Inferred	22.1	62.1		0.21	0.49		44.1

San Luis	Peru	Inferred	0.02	270.1	5.6				0.2	0.00

Diablillos	Argentina	Inferred	7.2	27.0	0.8				6.3	0.19

Berenguela	Peru	Inferred	6.0	111.7				0.74	21.6

Candelaria	U.S.	Inferred	50.5	51.1	0.1				82.8	0.03

Maverick Springs (100% of Ag)	U.S.	Inferred	77.6	34.3					85.6

San Marcial	Mexico	Inferred	2.3	191.8		0.32	0.66		14.3

Sunrise Lake	Canada	Inferred	2.6	169.0	0.5	1.92	4.42		13.9	0.04

* Stockpiles are Probable Mineral Reserves.
** Stockpiles are Indicated Mineral Resources.

Notes to Mineral Reserves and Resources Table:

All estimates of Mineral Reserves and Mineral Resources in Table 1 have been prepared in accordance with NI 43-101 under the supervision of a Qualified Person named below for each of the respective properties. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. Mineral Resources and Mineral Reserves figures have some rounding applied. Exact totals can be found in the corresponding NI 43-101 Technical Report for each property.
Table 1 does not include estimates of Mineral Reserves and Mineral Resources for the San Agustin property, which was sold to Argonaut Gold Inc. effective December 30, 2013, or the Challacollo property, which was sold to Mandalay Resources Corporation effective February 6, 2014.

All Technical Reports referenced below are available under our profile on SEDAR or on our website at www.silverstandard.com.

Pirquitas

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Mineral Reserves and Mineral Resources estimates are reported below the as-mined surface as at December 31, 2013. The Mineral Reserves estimate was completed by Andrew W. Sharp, B.Eng., FAusIMM and Trevor J. Yeomans, P.Eng., ACSM, as Qualified Persons in accordance with the standards of NI 43-101. Mineral Reserves are presented at a cut-off of US$35.52 per tonne net smelter return (“NSR”), using US$25.00 per troy ounce silver and US$2,403.00 per tonne zinc. These values remain unchanged to the values that are reported in a technical report dated December 23, 2011 and entitled “NI 43-101 Technical Report on the Pirquitas Mine, Jujuy Province, Argentina” (the “2011 Pirquitas Technical Report”). Mineral Resources for the Mining Area (includes San Miguel, Potosi, and Oploca zones) were estimated by Janelle Smith, MAIG, as a Qualified Person in accordance with the standards of NI 43-101. The Mineral Resources estimate of the Cortaderas area was completed by Jeremy D. Vincent, P.Geo., as a Qualified Person in accordance with the standards of NI 43-101. Mineral Resources for the Cortaderas area are reported above a cut-off grade of 50 grams per tonne silver; San Miguel, Oploca and Potosi are reported at 65 grams per tonne silver and are reported inclusive of Mineral Reserves. For a complete description of the key assumptions, parameters and methods used to estimate the Mineral Reserves and Mineral Resources, please refer to the 2011 Pirquitas Technical Report.

Pitarrilla

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Mineral Reserves and Mineral Resources estimates are as at December 4, 2012 and are contained in a technical report dated December 14, 2012 and entitled “NI 43-101 Technical Report on the Pitarrilla Project, Durango State, Mexico”. The Mineral Reserves estimate was completed by Andrew W. Sharp, B.Eng., FAusIMM, as a Qualified Person in accordance with the standards of NI 43-101. The Mineral Reserves estimate uses a NSR calculation to determine cut-off using US$25.00 per troy ounce silver, US$0.90 per pound lead and US$0.95 per pound zinc. The Mineral Reserves contain two ore types-direct leach ore and flotation/leach ore. The constant cut-off value for direct leach ore is US$16.38/tonne and for flotation/leach ore is US$16.40/tonne. The NSR calculation method varies for the two ore types. For the two ore types combined, the overall average process recovery of silver, lead, and zinc are 69.6%, 57.4%, and 61.3%, respectively. The Mineral Resources estimate is as at December 4, 2012 and was completed by Jeremy D. Vincent, P.Geo., as a Qualified Person in accordance with the standards of NI 43-101. Mineral Resources are reported above a cut-off grade of 30 grams per tonne silver and are reported inclusive of Mineral Reserves. No mining activity has occurred on the property from December 4, 2012 to December 31, 2013.

San Luis

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Mineral Reserves and Mineral Resources estimates are as at June 4, 2010 and are contained in a technical report dated effective June 4, 2010 and titled “Technical Report for the San Luis Project Feasibility Study, Ancash Department, Peru” (the “San Luis Feasibility Study”). The Mineral Reserves estimate was completed by Steve L. Milne, P.E., a Qualified Person in accordance with the standards of NI 43-101. Mineral Reserves estimates are reported at a cut-off grade of 6.9 grams per tonne gold equivalent, based on US$800.00 per troy ounce gold, US$12.50 per troy ounce silver, and recoveries of 94% gold and 90% silver, as presented in the San Luis Feasibility

Study. The Mineral Resources estimate was completed by Michael J. Lechner, P.Geo., and Donald F. Earnest, P.G., as Qualified Persons in accordance with the standards of NI 43-101. Mineral Resources estimates are reported at a cut-off grade of 6.0 grams per tonne gold equivalent, based on US$600.00 per troy ounce gold and US$9.25 per troy ounce silver. Mineral Resources are reported inclusive of Mineral Reserves. Inferred gold resources are less than 0.005 million ounces and are presented as 0.00 million ounces due to rounding. No mining activity has occurred on the property from June 4, 2010 to December 31, 2013.

Diablillos

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Mineral Resources estimate was completed by Gilles Arseneau, Ph.D., P.Geo., a Qualified Person, in accordance with the standards of NI 43-101, in a technical report completed by Wardrop, a TetraTech company, entitled “Technical Report on the Diablillos Property-Salta and Catamarca Provinces, Argentina” dated July, 2009. Mineral Resources are reported above a recoverable metal value (“RMV”) cut-off value of US$10.00 RMV based on metal prices of US$11.00 per troy ounce silver and US$700.00 per troy ounce gold using metal recoveries of 40% and 65%, respectively.

Berenguela

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Mineral Resources estimate was completed by James A. McCrea, P.Geo., a Qualified Person, in accordance with the standards of NI 43-101, in a technical report dated October 4, 2005. Mineral Resources are reported above a 50 gram per tonne silver cut-off.

Candelaria

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Mineral Resources estimate was completed by Pincock Allen & Holt in accordance with the standards of NI 43-101 under the supervision of Mark G. Stevens, P.G., a Qualified Person, in a technical report dated May 24, 2001. Mineral Resources are reported above a 0.5 troy ounces per ton cyanide soluble silver cut-off.

Maverick Springs

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We currently hold a 55% interest in the Maverick Springs project through a joint venture. Our 55% interest in the Maverick Springs project entitles us to all silver produced from the project while our joint venture partner is entitled to all gold produced from the project. Mineral Resources estimate was completed in accordance with the standards of NI 43-101 by Snowden Mining Industry Consultants Inc. in a technical report dated April 13, 2004. Mineral Resources are reported above a 1 ounce per tonne silver equivalent cut-off using metal prices of US$327.00 per ounce gold and US$4.77 per ounce silver. The silver equivalent grade was determined as follows: Ag g/t + (Au g/t * 68.46).

San Marcial

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Mineral Resources estimate was prepared by us in accordance with the standards of NI 43-101 and confirmed by C. Stewart Wallis, P. Geo., a Qualified Person, in a technical report dated October 15, 2002. Mineral Resources are reported above a 30 gram per tonne silver cut-off.

Sunrise Lake

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Mineral Resources estimate was completed in accordance with the standards of NI 43-101 by C. Stewart Wallis, P.Geo., of Roscoe Postle Associates Inc., a Qualified Person, in a technical report dated September 3, 2003. Mineral Resources are reported above a 30 gram per tonne silver cut-off.